Exhibit 4.4
FIRST AMENDMENT
TO THE
CATERPILLAR 401(k) SAVINGS PLAN
Caterpillar Inc. (the “Company”) sponsors the Caterpillar 401(k) Savings Plan. The Plan was most recently amended and restated effective January 1, 2017 by a document dated December 14, 2016. Pursuant to Section 10.1 of the Plan, the Company has reserved the right to amend the Plan, in whole or in part, at any time. By this instrument, the Company amends the Plan to address union decertification at the Company’s Logistics Facility in St. Paul, MN.
1.This First Amendment shall be effective as of January 6, 2017.
2.    Section 4.3(a)(1) of the Plan is hereby amended to add the following paragraph to the end thereof:
“Notwithstanding the foregoing, for purposes of determining Compensation for the Plan Year ending December 31, 2017 for a Participant who is designated in the employment records of an Employer as a non-bargained hourly employee at the Logistics Facility in St. Paul, MN and who was represented by the International Association of Machinists and Aerospace Workers, AFL-CIO and its affiliated Local District Lodge No. 77 immediately prior to union decertification on January 6, 2017, Compensation under this Section 4.3(a)(1) shall include Compensation as defined in the Caterpillar Inc. Tax Deferred Retirement Plan while an eligible Participant in such plan (including for services rendered while not an Active Participant).”
3.    Section A-1 of Supplement A of the Plan is hereby amended and restated in its entirety to provide as follows:

“A-1.
Employees who are eligible to actively participate in the Caterpillar 401(k) Retirement Plan, the Caterpillar Inc. Tax Deferred Retirement Plan, or any other tax-qualified defined contribution retirement plan sponsored by the Sponsor or any of its Affiliates.”

4.    Supplement A of the Plan is hereby amended to add the following new Section A-4 to the end thereof:

“A-4.
For periods of employment from January 6, 2017 to January 22, 2017 (inclusive of such dates), employees who are designated in the employment records of an Employer as a non-bargained hourly employee at the Logistics Facility in St. Paul, MN and who were formerly represented by the International Association of Machinists and Aerospace Workers, AFL-CIO and its affiliated Local District Lodge No. 77.”

5.    Section D-2 of Supplement D of the Plan is hereby amended by adding the following to the end thereof:

“(d)
Effective January 23, 2017, a Participant who is designated in the employment records of an Employer as a non-bargained hourly employee at the Logistics Facility in St. Paul, MN and who is hired, rehired or transferred into such position on or after January 6, 2017.”

6.    This First Amendment amends only the provisions of the Plan as noted herein, and those provisions not expressly amended shall be considered in full force and effect. Notwithstanding the foregoing, this First Amendment shall supersede the provisions of the Plan to the extent those provisions are inconsistent with the provisions and the intent of this First Amendment.